PUBLIC



19010457

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SECURI~   ~ION
Washington, D.C. ~~~~

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SEC FILE NUMBER
8-67974

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING ___APRIL 1, 2018___ AND ENDING ___MARCH 31, 2019___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **GROWTH VENTURE PARTNERS, LLC**

OFFICAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

1930 SKI SLOPE CIRCLE
(No. and Street)

LAS VEGAS	**NV**	**89117**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ELI GABAY   **305-600-3396**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

State of Nevada
County of Clark

OATH OR AFFIRMATION

I, _____**ELI GABAY**_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or
_____**GROWTH VENTURE PARTNERS, LLC**_____ , as of
_____**MARCH**_____ **31,** **2019** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____N|A_____

_____

State of Nevada
County of Clark
Subscribed and sworn to before me by
Eli Gabay on this 8th day of May, 2019

_____
Public Notary

_____
Signature

CEO
Title

TIANCA RAMOS
Notary Public, State of Nevada
Appointment No. 18-2248-1
My Appt. Expires Nov 29, 2021

This report** contains (check all applicable boxes);
- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GROWTH VENTURE PARTNERS, LLC

FINANCIAL STATEMENTS

MARCH 31, 2019

Ohab and Company, P.A.

| 100 E. Sybelia Ave. Suite 130 | *Certified Public Accountants* | Telephone 407-740-7311 |
| Maitland, FL 32751 | Email: pam@ohabco.com | Fax 407-740-6441 |

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of Growth Venture Partners, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Growth Venture Partners, LLC as of March 31, 2019, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Growth Venture Partners, LLC as of March 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Growth Venture Partners, LLC's management. Our responsibility is to express an opinion on Growth Venture Partners, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Growth Venture Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

Ohab and Company, PA

We have served as Growth Venture Partners, LLC's auditor since 2008.

Maitland, Florida

May 1, 2019

GROWTH VENTURE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
For The Year Ended March 31, 2019

ASSETS

Assets:

Cash and cash equivalents	$	14,972
Prepaid expenses		637
Other Assets		1
Total assets:	$	15,610

LIABILITIES

Current Liabilities:

Accounts Payable	$	379
Total liabilities:		379

STOCKHOLDER'S EQUITY

Stockholders' equity:

Common stock, $0.50 par value; 1,000,000 shares authorized, 200 issued and outstanding		100
Additional paid-in capital		107,130
Retained earnings		(22,025)
Distributions		(69,974)
Total shareholders' equity:		15,231
Total liabilities and shareholders' equity:	$	15,610

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Growth Venture Partners, LLC ("the Company") is a securities broker-dealer, registered with the Securities Exchange Commission ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and a member of the Securities Investor Protection Corporation ("SIPC"). The Company was originally formed on April 15, 2008 as a single member limited liability company. Effective February 27, 2009, the Company incorporated in the state of Florida and continued its operations as a corporation. Effective April 20, 2016, the Company has domesticated in Nevada and converted to Growth Venture Partners, LLC.

The Company is approved to conduct business in the areas of private placements and merger and acquisition transactions.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At March 31, 2019, the Company had no uninsured cash balances.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company, with the consent of its shareholder, has elected under the Internal Revenue Code to be an S Corporation for both federal and state income tax purposes. In lieu of corporation income taxes, the shareholders of an S Corporation are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in the financial statements.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. A tax position includes an entity's status, including its status as a pass-through entity, and the decision not to file a tax return. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary. The shareholders and the Company are generally not subject to U.S. federal, state or local income tax examinations related to the Company's activities for tax years before 2015.

Note 1 – Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Revenue recognition - fees from consulting contracts are recognized as earned.

Recently Adopted Accounting Pronouncements

On January 1, 2018, the Company adopted ASU 2014-09 Revenue from Contracts with Customers and all subsequent amendments to the ASU (collectively, "ASC 606") using the modified retrospective method of adoption. ASC 606 created a single framework for recognizing revenue from contracts with customers that fall within its scope. Under ASC 606, revenue is recognized upon satisfaction of performance obligations by transferring control over goods or service to a customer. The adoption of ASC 6060 did not result in any changes to beginning retained earnings for the year ended December 31, 2018 or net income for the preceding year-end.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At March 31, 2019, the Company had excess net capital of $9,593 and a net capital ratio of 2.60% to 1.

Note 3 – Financial Instruments with Off-Balance Sheet Risk and Concentrations of Credit Risk

The Company's future operating results may be affected by several factors. The overall downturn of the general and local economic, political and social conditions can affect the Company.

Note 4 – Related party transactions

The Company occupies space in a residence owned by the shareholder and is not paying rent.

For the year ended March 31, 2019, the Company continued its agreement with a related party to provide consulting services. The owner of the Company has a 25% ownership with the related party. The fee income received from this Agreement amounted to $32,662, which is included in consulting fees.

Note 5 – Concentration

Two customers accounted for 100% of revenue during the year ended March 31, 2019.

Note 6 – Commitments and Contingencies

The Company does not have any commitments or contingencies as of the year ended March 31, 2019.

Note 7 – Subsequent Events

The Company has evaluated subsequent events through May 1, 2019, the date the financial statements were available to be issued and has determined that the Company had no events occurring subsequent to March 31, 2019 requiring disclosure.